Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, April 28th, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Instruction No. 480, dated as of December 7, 2009, as amended, and of CVM Resolution No. 44, dated as of August 23, 2021, in line with corporate governance best practices, hereby informs its shareholders and the market in general the execution, on April 27th, 2022, of the “Share Purchase and Sale Agreement” among, on one side, as purchaser, the Company, and, on the other side, as sellers, Investimentos Florestais Fundo de Investimento em Participações Multiestratégia, enrolled with the CNPJ under No. 07.885.392/0001-62 (“FIP”) and Arapar Participações S.A., enrolled with the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, together with the FIP, the “Sellers”), as well as the Target Companies as intervening parties (“SPA”) whereby the parties agreed on the terms and conditions for the acquisition by the Company, on the closing date, of the totality of shares held by the Sellers in the following companies: (a) Vitex SP Participações S.A., enrolled with the CNPJ/ME under No. 16.563.643/0001-83; (b) Vitex BA Participações S.A., enrolled with the CNPJ/ME under No. 43.173.154/0001-98; (c) Vitex ES Participações S.A., enrolled with the CNPJ/ME under No. 43.173.214/0001-72; (d) Vitex MS Participações S.A., enrolled with the CNPJ/ME under No. 43.173.259/0001-47; (e) Parkia SP Participações S.A., enrolled with the CNPJ/ME under No. 16.563.671/0001-09; (f) Parkia BA

Participações S.A., enrolled with the CNPJ/ME under No. 42.108.507/0001-03; (g) Parkia ES Participações S.A., enrolled with the CNPJ/ME under No. 42.566.097/0001-44; and (h) Parkia MS Participações S.A., enrolled with the CNPJ/ME under No. 42.566.153/0001-40  (“Target Companies” and “Transaction”).

In consideration for the shares of the Target Companies, the Company agreed to pay a base price in the amount equivalent in Reais to six hundred and sixty-seven million US dollars (US$ 667,000,000.00), in two (2) installments, the first being due at the closing of the Transaction and the second one after twelve (12) months from the closing of the Transaction. The base price is subject to post-closing price adjustments, based on the net debt and working capital variations of the Target Companies.

The closing of the Transaction is subject to the fulfillment of conditions precedent, market practice in similar transactions, including the approval of the Transaction by the Brazilian antitrust authorities, pursuant to Law No. 12,529, as of November 30, 2011, as amended, and the corporate approvals by the Parties.

Subject to the terms of article 256 of the Brazilian Corporate Law, the Company clarifies that the General Shareholders’ Meeting for the ratification of the Transaction by the shareholders will be convened in due course by the Company's management, if applicable.

The Company informs that it already uses the Target Companies’ forests assets through rural partnership agreements entered into in 2013 by its predecessor, Fibria Celulose S.A. The Transaction is aligned with the Company’s strategy to be ‘best-in-class’ in terms of the total cost of pulp, by reducing expenditure on the purchase of wood, as well as guaranteeing a forest base in strategic areas for its operations in the long term.

Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about the progress of the Transaction, as well as any other matter of interest to its shareholders and the market.

São Paulo, April 28th, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer